UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 12, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Penn Traffic Company

File No. 000-08858 - CF#23015

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The Penn Traffic Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 29, 2008.

Based on representations by The Penn Traffic Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.2	through February 15, 2011
Exhibit 2.3	through January 1, 2010
Exhibit 2.4	through October 8, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel